Exhibit (a)(13)

APPLIED MATERIALS TO RE-FILE HSR ACT NOTIFICATION IN CONNECTION

WITH SEMITOOL TENDER OFFER

SANTA CLARA, Calif., December 2, 2009 — Applied Materials, Inc. (Nasdaq: AMAT) today announced that it has voluntarily withdrawn its premerger notification and report form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR Act”) filed on November 17, 2009 in connection with its announced $11.00 per share cash tender offer for all outstanding shares of Semitool, Inc. (Nasdaq: SMTL). Applied intends to re-file its premerger notification and report form with the U.S. Federal Trade Commission and U.S. Department of Justice (“DOJ”) on December 4, 2009, in order to begin a new waiting period under the HSR Act and provide the DOJ with additional time to conclude its review of the proposed acquisition.

Applied remains committed to working cooperatively with the DOJ as the DOJ conducts its review of the proposed acquisition. The new waiting period under the HSR Act will expire at 11:59 p.m., Eastern Standard Time, on December 21, 2009, unless this period is earlier terminated.

The tender offer is expected to close later this month, subject to customary closing conditions. Unless the tender offer is extended, the offer and withdrawal rights will expire at 12:00 midnight, Eastern Standard Time, on December 17, 2009. If, as of December 17, 2009, the waiting period under the HSR Act has not been earlier terminated by the DOJ, Applied expects to extend the tender offer so that it expires concurrently with or after the waiting period under the HSR Act.

The depositary for the tender offer is BNY Mellon Shareowner Services, 480 Washington Boulevard, Jersey City, New Jersey 07310, Attn: Corporate Actions Department. The Information Agent for the tender offer is Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022.

Forward-Looking Statements

This press release contains forward-looking statements, including those relating to Applied’s anticipated acquisition of Semitool, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those stated or implied, including but not limited to: the risk that the transaction will not be consummated in a timely manner or at all if, among other things, fewer than 66 2/3 percent of the shares of Semitool common stock are tendered, clearances under the HSR Act or the antitrust laws of Germany are not obtained, other closing conditions are not satisfied, and/or due to pending litigation; and other risks described in Applied’s filings with the Securities and Exchange Commission (the “SEC”). All forward-looking statements are based on managements’ estimates, projections and assumptions as of the date hereof, and Applied does not assume any obligation to update any such statement.

About Applied

Applied (Nasdaq:AMAT) is the global leader in Nanomanufacturing Technology™ solutions with a broad portfolio of innovative equipment, services and software products for the fabrication of semiconductor chips, flat panel displays, solar photovoltaic cells, flexible electronics and energy-efficient glass. At Applied, we apply Nanomanufacturing Technology to improve the way people live. Learn more at www.appliedmaterials.com.

Additional Information and Where to Find It

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, shares of Semitool. Holders of shares of Semitool are urged to read the relevant tender offer documents because they contain important information that holders of Semitool securities should consider before making any decision regarding tendering their securities. Applied and its acquisition subsidiary have filed tender offer materials with the SEC, and Semitool has filed a Solicitation/Recommendation Statement with respect to the offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement contain important information that should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, are available to all holders of shares of Semitool at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement are available for free at the SEC’s web site at www.sec.gov. Free copies of these documents may also be obtained by mailing a request to the information agent for the tender offer, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022; by calling toll free at (877) 717-3936 (shareholders) or collect at (212) 750-5833 (banks and brokers); and at www.appliedmaterials.com and www.semitool.com.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Semitool and Applied file annual and special reports and other information with the SEC. You may read and copy any reports or other information filed by Applied or Semitool at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Applied’s and Semitool’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Contacts

David Miller (business media) 408.563.9582

Betty Newboe (technical media) 408.563.0647

Michael Sullivan (financial community) 408.986.7977